UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                            SEC FILE NO.  333-107199

                             CYPACIFIC TRADING INC.

             (Exact name of registrant as specified in its charter)

               903-1022 NELSON ST., VANCOUVER, B.C. V6E 1H8 CANADA
                             TELEPHONE: 604-683-0692
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F [X]    Form 40-F [  ]
                                      --

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes [  ]  No [X]
                                            -

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December  11,  2003
                                                   CYPACIFIC  TRADING  INC.

                                                   /s/  Andrew  Lee
                                                   Director  and  President

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                                     EXHIBIT




                                                                December 1, 2003

Contact  Information:
CYPACIFIC  TRADING  INC.
Andrew  Lee
Director  and  President
Telephone:  604-683-0692

                            NOTICE OF ADDRESS CHANGE
                            ------------------------

We are pleased to announce the relocation of our principal executive and registered office and start of operations at the new premises effective December 1, 2003.

From:

909  -  3083  East  Kent  Avenue  North,  Vancouver,  B.C.,  Canada  V5S  4R2


To:

903-1022  Nelson  St.,  Vancouver,  B.C.  V6E  1H8  Canada


The  telephone  and  fax  numbers  remain  unchanged.